

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

May 2, 2007

Via Facsimile (989) 638-9723 and US Mail

Andrew N. Liveris
President and CEO
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

> **Re:** **The Dow Chemical Company**
> **Form 10-K filed February 17, 2006**
> **Form 10-K filed February 20, 2007**
> **Response Letters Dated January 16, 2007, March 6, 2007**
> **File No. 1-3433**

Dear Mr. Liveris:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response and statement regarding dual-use products. Please tell us if any of the products sold into Iran and Syria by your foreign subsidiaries and non-consolidated affiliates are types of products, or include types of component parts, listed on the Commerce Control List. If so, please expand your qualitative materiality analysis to take into account

such sales of dual-use items into Syria and Sudan, notwithstanding that such sales may be lawful under the EAR and other regulations.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comment. Please submit your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Pamela Long
      Assistant Director
      Division of Corporation Finance

      John Cash
      Branch Chief
      Division of Corporation Finance